TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2014

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2014 and December 31, 2014

	Yen in millions
	March 31, 2014	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,398,166
Time deposits	180,207	81,840
Marketable securities	2,046,877	2,060,583
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,986,294
Finance receivables, net	5,628,934	6,445,115
Other receivables	351,182	395,941
Inventories	1,894,704	2,133,775
Deferred income taxes	866,386	827,268
Prepaid expenses and other current assets	672,014	687,632

Total current assets	15,717,706	17,016,614

Noncurrent finance receivables, net	8,102,294	9,478,700
Investments and other assets:
Marketable securities and other securities investments	6,765,043	7,758,794
Affiliated companies	2,429,778	2,582,978
Employees receivables	44,966	46,301
Other	736,388	829,146

Total investments and other assets	9,976,175	11,217,219

Property, plant and equipment:
Land	1,314,040	1,344,606
Buildings	4,073,335	4,287,094
Machinery and equipment	10,381,285	10,978,899
Vehicles and equipment on operating leases	3,709,560	5,022,305
Construction in progress	286,571	471,891

Total property, plant and equipment, at cost	19,764,791	22,104,795

Less – Accumulated depreciation	(12,123,493)	(13,095,104)

Total property, plant and equipment, net	7,641,298	9,009,691

Total assets	41,437,473	46,722,224

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2014 and December 31, 2014

	Yen in millions
	March 31, 2014	December 31, 2014
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	5,533,651
Current portion of long-term debt	2,949,663	3,733,492
Accounts payable	2,213,218	2,158,513
Other payables	845,426	761,164
Accrued expenses	2,313,160	2,469,081
Income taxes payable	594,829	223,181
Other current liabilities	933,569	1,196,970

Total current liabilities	14,680,685	16,076,052

Long-term liabilities:
Long-term debt	8,546,910	9,983,032
Accrued pension and severance costs	767,618	830,069
Deferred income taxes	1,811,846	2,230,580
Other long-term liabilities	411,427	474,342

Total long-term liabilities	11,537,801	13,518,023

Total liabilities	26,218,486	29,594,075

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and December 31, 2014 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at December 31, 2014	397,050	397,050
Additional paid-in capital	551,308	548,889
Retained earnings	14,116,295	15,044,056
Accumulated other comprehensive income (loss)	528,161	1,557,134
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 272,420,013 shares at December 31, 2014	(1,123,666)	(1,231,071)

Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,316,058

Noncontrolling interests	749,839	812,091

Total shareholders’ equity	15,218,987	17,128,149

Commitments and contingencies
Total liabilities and shareholders’ equity	41,437,473	46,722,224

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2014

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2013	For the first nine months ended December 31, 2014
Net revenues:
Sales of products	18,101,814	18,929,509
Financing operations	1,020,715	1,186,105

Total net revenues	19,122,529	20,115,614

Costs and expenses:
Cost of products sold	14,840,183	15,401,729
Cost of financing operations	629,594	663,605
Selling, general and administrative	1,796,768	1,935,454

Total costs and expenses	17,266,545	18,000,788

Operating income	1,855,984	2,114,826

Other income (expense):
Interest and dividend income	93,528	116,950
Interest expense	(15,321)	(16,777)
Foreign exchange gain, net	63,035	104,286
Other income, net	25,255	36,350

Total other income (expense)	166,497	240,809

Income before income taxes and equity in earnings of affiliated companies	2,022,481	2,355,635

Provision for income taxes	644,928	789,704
Equity in earnings of affiliated companies	248,077	251,037

Net income	1,625,630	1,816,968

Less – Net income attributable to noncontrolling interests	(99,543)	(90,105)

Net income attributable to Toyota Motor Corporation	1,526,087	1,726,863

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	481.60	545.94

Diluted	481.27	545.68

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2014

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2013	For the first nine months ended December 31, 2014
Net income	1,625,630	1,816,968
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	335,614	517,169
Unrealized gains (losses) on securities	597,990	547,683
Pension liability adjustments	(759)	436

Total other comprehensive income (loss)	932,845	1,065,288

Comprehensive income	2,558,475	2,882,256

Less – Comprehensive income attributable to noncontrolling interests	(108,452)	(126,420)

Comprehensive income attributable to Toyota Motor Corporation	2,450,023	2,755,836

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2014

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2013	For the third quarter ended December 31, 2014
Net revenues:
Sales of products	6,229,811	6,742,115
Financing operations	355,233	427,902

Total net revenues	6,585,044	7,170,017

Costs and expenses:
Cost of products sold	5,133,757	5,476,153
Cost of financing operations	213,436	241,636
Selling, general and administrative	637,342	689,348

Total costs and expenses	5,984,535	6,407,137

Operating income	600,509	762,880

Other income (expense):
Interest and dividend income	35,398	43,907
Interest expense	(5,583)	(7,308)
Foreign exchange gain, net	46,311	40,125
Other income, net	2,321	6,857

Total other income (expense)	78,447	83,581

Income before income taxes and equity in earnings of affiliated companies	678,956	846,461

Provision for income taxes	207,748	296,113
Equity in earnings of affiliated companies	89,286	85,141

Net income	560,494	635,489

Less – Net income attributable to noncontrolling interests	(35,030)	(35,462)

Net income attributable to Toyota Motor Corporation	525,464	600,027

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	165.80	189.87

Diluted	165.70	189.77

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2014

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2013	For the third quarter ended December 31, 2014
Net income	560,494	635,489
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	240,983	374,342
Unrealized gains (losses) on securities	292,424	323,715
Pension liability adjustments	(2,848)	(426)

Total other comprehensive income (loss)	530,559	697,631

Comprehensive income	1,091,053	1,333,120

Less – Comprehensive income attributable to noncontrolling interests	(46,425)	(62,472)

Comprehensive income attributable to Toyota Motor Corporation	1,044,628	1,270,648

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2014

	Yen in millions
	For the first nine months ended December 31, 2013	For the first nine months ended December 31, 2014
Cash flows from operating activities:
Net income	1,625,630	1,816,968
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	914,323	1,017,636
Provision for doubtful accounts and credit losses	33,987	51,466
Pension and severance costs, less payments	11,843	21,986
Losses on disposal of fixed assets	18,482	19,197
Unrealized losses on available-for-sale securities, net	2,937	2,488
Deferred income taxes	71,236	83,752
Equity in earnings of affiliated companies	(248,077)	(251,037)
Changes in operating assets and liabilities, and other	296,650	(424,845)

Net cash provided by operating activities	2,727,011	2,337,611

Cash flows from investing activities:
Additions to finance receivables	(9,101,384)	(9,873,674)
Collection of and proceeds from sales of finance receivables	8,178,724	9,252,856
Additions to fixed assets excluding equipment leased to others	(665,463)	(753,621)
Additions to equipment leased to others	(1,275,129)	(1,619,741)
Proceeds from sales of fixed assets excluding equipment leased to others	26,138	31,714
Proceeds from sales of equipment leased to others	577,522	569,739
Purchases of marketable securities and security investments	(3,556,002)	(1,890,945)
Proceeds from sales of and maturity of marketable securities and security investments	2,617,150	1,945,071
Changes in investments and other assets, and other	(143,246)	80,906

Net cash used in investing activities	(3,341,690)	(2,257,695)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,895,059	3,256,589
Payments of long-term debt	(2,268,556)	(2,222,231)
Increase in short-term borrowings	479,598	84,703
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	(554,933)
Dividends paid to noncontrolling interests	(62,765)	(69,188)
Reissuance (repurchase) of treasury stock	7,707	(354,233)

Net cash provided by financing activities	655,013	140,707

Effect of exchange rate changes on cash and cash equivalents	84,762	136,373

Net increase in cash and cash equivalents	125,096	356,996

Cash and cash equivalents at beginning of period	1,718,297	2,041,170

Cash and cash equivalents at end of period	1,843,393	2,398,166

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2014, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2014. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In July 2013, the Financial Accounting Standards Board (“FASB”) issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2013 and 2014, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2014 and December 31, 2014:

	Yen in millions
	March 31, 2014	December 31, 2014
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	1,254	1,275
Investments and other assets - Other	36,572	3,404

Total	37,826	4,679

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	23,182	49,774
Investments and other assets - Other	159,644	207,808

Total	182,826	257,582

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,052	15,215
Investments and other assets - Other	—	—

Total	7,052	15,215

Total derivative assets	227,704	277,476
Counterparty netting	(85,331)	(89,458)
Collateral received	(78,554)	(64,753)

Carrying value of derivative assets	63,819	123,265

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(1,442)	—
Other long-term liabilities	—	(4,088)

Total	(1,442)	(4,088)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(32,569)	(45,001)
Other long-term liabilities	(132,161)	(161,206)

Total	(164,730)	(206,207)

Foreign exchange forward and option contracts
Other current liabilities	(9,468)	(40,740)
Other long-term liabilities	(5)	(2)

Total	(9,473)	(40,742)

Total derivative liabilities	(175,645)	(251,037)
Counterparty netting	85,331	89,458
Collateral posted	61,680	106,089

Carrying value of derivative liabilities	(28,634)	(55,490)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2014 and December 31, 2014:

	Yen in millions
	March 31, 2014		December 31, 2014
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	151,704	15,135,193	118,983	18,476,884
Foreign exchange forward and option contracts		1,965,611		2,281,416

Total	151,704	17,100,804	118,983	20,758,300

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2013 and 2014:

	Yen in millions
	For the first nine months ended December 31, 2013		For the first nine months ended December 31, 2014
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(3,050)	3,375	(13,691)	13,781

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(41,131)		1,480
Foreign exchange gain (loss), net	2,598		3,851
Foreign exchange forward and option contracts
Cost of financing operations	23,067		14,104
Foreign exchange gain (loss), net	(31,852)		(50,647)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2013		For the third quarter ended December 31, 2014
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(3,685)	3,772	(6,208)	6,239

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(2,716)		27,384
Foreign exchange gain (loss), net	952		1,642
Foreign exchange forward and option contracts
Cost of financing operations	7,504		8,276
Foreign exchange gain (loss), net	(33,207)		(56,656)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2014 is ¥5,662 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2014 is ¥90,533 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥5,662 million as of December 31, 2014.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2014 is ¥2,212,833 million. Liabilities for guarantees totaling ¥6,237 million have been provided as of December 31, 2014. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings

In 2009 and 2010, Toyota issued a series of vehicle recalls related to the risk of floor mat entrapment of accelerator pedals and slow-to-return or sticky accelerator pedals. Following some of these recalls, a large number of putative class actions and individual lawsuits were brought against Toyota, alleging that certain Toyota, Lexus and Scion vehicles contained defects that led to unintended acceleration. The class actions and individual lawsuits related to economic loss were resolved by a settlement which was approved by the United States District Court for the Central District of California in July 2013, and the settlement of those claims is final.

There were also several government investigations related to unintended acceleration. The last of these to be resolved was the investigation initiated by the U.S. Attorney for the Southern District of New York in February 2010. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office to resolve its investigation. The DPA provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. Pursuant to the DPA, an independent monitor was appointed to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor resolving the claims related to the recalled vehicles, and in July 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor regarding the claims related to the non-recalled vehicles. Proceedings involving the recalled vehicles in both courts have concluded. The ruling of the United States District Court for the Central District of California related to the non-recalled vehicles has been appealed.

Product liability personal injury claims related to the floor mat entrapment of accelerator pedals and slow-to-return or sticky accelerator pedal cases are pending in several consolidated cases in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota also has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or its cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Environmental matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automotive manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2013 and 2014.

Segment operating results -

For the first nine months ended December 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	17,694,453	1,020,715	407,361	—	19,122,529
Inter-segment sales and transfers	35,403	31,828	379,116	(446,347)	—

Total	17,729,856	1,052,543	786,477	(446,347)	19,122,529
Operating expenses	16,106,238	851,935	745,498	(437,126)	17,266,545

Operating income	1,623,618	200,608	40,979	(9,221)	1,855,984

For the first nine months ended December 31, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	18,514,257	1,186,105	415,252	—	20,115,614
Inter-segment sales and transfers	42,694	29,008	441,054	(512,756)	—

Total	18,556,951	1,215,113	856,306	(512,756)	20,115,614
Operating expenses	16,765,356	930,070	813,078	(507,716)	18,000,788

Operating income	1,791,595	285,043	43,228	(5,040)	2,114,826

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,082,074	355,233	147,737	—	6,585,044
Inter-segment sales and transfers	14,513	9,667	130,677	(154,857)	—

Total	6,096,587	364,900	278,414	(154,857)	6,585,044
Operating expenses	5,581,017	297,590	257,749	(151,821)	5,984,535

Operating income	515,570	67,310	20,665	(3,036)	600,509

For the third quarter ended December 31, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,595,190	427,902	146,925	—	7,170,017
Inter-segment sales and transfers	14,495	9,837	154,150	(178,482)	—

Total	6,609,685	437,739	301,075	(178,482)	7,170,017
Operating expenses	5,958,362	337,211	286,255	(174,691)	6,407,137

Operating income	651,323	100,528	14,820	(3,791)	762,880

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information - For the first nine months ended December 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,084,001	6,082,728	1,951,706	3,353,948	1,650,146	—	19,122,529
Inter-segment sales and transfers	4,403,855	122,081	77,567	298,608	145,514	(5,047,625)	—

Total	10,487,856	6,204,809	2,029,273	3,652,556	1,795,660	(5,047,625)	19,122,529
Operating expenses	9,326,432	5,929,977	1,986,155	3,346,836	1,687,312	(5,010,167)	17,266,545

Operating income	1,161,424	274,832	43,118	305,720	108,348	(37,458)	1,855,984

For the first nine months ended December 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,976,817	6,971,138	2,029,188	3,399,998	1,738,473	—	20,115,614
Inter-segment sales and transfers	4,529,866	183,616	108,049	300,964	151,815	(5,274,310)	—

Total	10,506,683	7,154,754	2,137,237	3,700,962	1,890,288	(5,274,310)	20,115,614
Operating expenses	9,363,106	6,658,332	2,070,759	3,380,344	1,782,991	(5,254,744)	18,000,788

Operating income	1,143,577	496,422	66,478	320,618	107,297	(19,566)	2,114,826

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,078,307	2,096,235	701,982	1,154,295	554,225	—	6,585,044
Inter-segment sales and transfers	1,465,757	40,622	24,249	98,366	49,228	(1,678,222)	—

Total	3,544,064	2,136,857	726,231	1,252,661	603,453	(1,678,222)	6,585,044
Operating expenses	3,212,667	2,024,325	708,524	1,142,583	571,251	(1,674,815)	5,984,535

Operating income	331,397	112,532	17,707	110,078	32,202	(3,407)	600,509

For the third quarter ended December 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,007,235	2,594,014	728,988	1,214,474	625,306	—	7,170,017
Inter-segment sales and transfers	1,648,635	60,989	42,375	103,871	58,952	(1,914,822)	—

Total	3,655,870	2,655,003	771,363	1,318,345	684,258	(1,914,822)	7,170,017
Operating expenses	3,231,060	2,471,248	738,089	1,210,647	654,917	(1,898,824)	6,407,137

Operating income	424,810	183,755	33,274	107,698	29,341	(15,998)	762,880

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first nine months ended December 31, 2013 and 2014:

	Yen in millions
	For the first nine months ended December 31, 2013	For the first nine months ended December 31, 2014
North America	6,052,133	6,934,892
Europe	1,848,934	1,912,423
Asia	3,203,675	3,169,318
Other	3,506,981	3,771,190

For the third quarter ended December 31, 2013 and 2014:

	Yen in millions
	For the third quarter ended December 31, 2013	For the third quarter ended December 31, 2014
North America	2,089,919	2,576,293
Europe	657,017	684,444
Asia	1,116,242	1,114,423
Other	1,215,893	1,358,122

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2013 and 2014 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	1,526,087	3,168,761	481.60
Effect of dilutive securities
Assumed exercise of dilutive stock options	(70)	2,026

Diluted net income attributable to Toyota Motor Corporation per common share	1,526,017	3,170,787	481.27

For the first nine months ended December 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,726,863	3,163,079	545.94
Effect of dilutive securities
Assumed exercise of dilutive stock options	(38)	1,456

Diluted net income attributable to Toyota Motor Corporation per common share	1,726,825	3,164,535	545.68

For the third quarter ended December 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	525,464	3,169,174	165.80
Effect of dilutive securities
Assumed exercise of dilutive stock options	(16)	2,000

Diluted net income attributable to Toyota Motor Corporation per common share	525,448	3,171,174	165.70

For the third quarter ended December 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	600,027	3,160,151	189.87
Effect of dilutive securities
Assumed exercise of dilutive stock options	(13)	1,667

Diluted net income attributable to Toyota Motor Corporation per common share	600,014	3,161,818	189.77

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months ended December 31, 2013 and 2014 were 2,594 thousand shares and 1,239 thousand shares, and for the third quarter ended December 31, 2013 and 2014 were 1,496 thousand shares and 1,239 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

On June 17, 2014, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥316,977 million, ¥100 per share, effective on June 18, 2014. On November 5, 2014, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥237,956 million, ¥75 per share, effective on November 27, 2014.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and December 31, 2014. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	311,582	401,546	—	713,128
Marketable securities and other securities investments
Public and corporate bonds	5,234,856	920,975	9,092	6,164,923
Common stocks	1,997,196	—	—	1,997,196
Other	54,383	517,950	—	572,333
Derivative financial instruments	—	220,160	7,544	227,704

Total	7,598,017	2,060,631	16,636	9,675,284

Liabilities
Derivative financial instruments	—	(175,645)	—	(175,645)

Total	—	(175,645)	—	(175,645)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	195,929	359,525	—	555,454
Marketable securities and other securities investments
Public and corporate bonds	5,823,978	1,032,027	10,868	6,866,873
Common stocks	2,578,867	—	—	2,578,867
Other	62,996	212,574	—	275,570
Derivative financial instruments	—	273,424	4,052	277,476

Total	8,661,770	1,877,550	14,920	10,554,240

Liabilities
Derivative financial instruments	—	(251,037)	—	(251,037)

Total	—	(251,037)	—	(251,037)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 50% of Japanese bonds, and 50% of U.S., European and other bonds as of March 31, 2014, and 42% of Japanese bonds, and 58% of U.S., European and other bonds as of December 31, 2014. Listed stocks on the Japanese stock markets represent 86% and 88% of common stocks as of March 31, 2014 and December 31, 2014, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2013 and 2014 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2013 and 2014 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2013
Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications	335,614	604,821	(6,486)	933,949
Reclassifications	—	(6,831)	5,727	(1,104)

Other comprehensive income (loss), net of tax	335,614	597,990	(759)	932,845
Less – Other comprehensive income attributable to noncontrolling interests	540	(8,419)	(1,030)	(8,909)

Balance at December 31, 2013	(477,326)	1,256,384	(211,245)	567,813

For the first nine months ended December 31, 2014
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications	517,169	561,731	(1,102)	1,077,798
Reclassifications	—	(14,048)	1,538	(12,510)

Other comprehensive income (loss), net of tax	517,169	547,683	436	1,065,288
Less – Other comprehensive income attributable to noncontrolling interests	(30,737)	(5,929)	351	(36,315)

Balance at December 31, 2014	(30,106)	1,702,317	(115,077)	1,557,134

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2013	For the first nine months ended December 31, 2014	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	2,919	(5,869)	Financing operations
	5,079	(8,271)	Foreign exchange gain, net
	(18,891)	(8,348)	Other income, net

	(10,893)	(22,488)	Income before income taxes and equity in earnings of affiliated companies
	4,403	8,439	Provision for income taxes
	(341)	1	Equity in earnings of affiliated companies

	(6,831)	(14,048)	Net income

Pension liability adjustments:
Recognized net actuarial loss	12,920	5,800	*1
Amortization of prior service costs	(3,824)	(3,491)	*1

	9,096	2,309	Income before income taxes and equity in earnings of affiliated companies
	(3,369)	(771)	Provision for income taxes

	5,727	1,538	Net income

Total reclassifications, net of tax	(1,104)	(12,510)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.